FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 18, 2003

Commission File Number: 000-22828

MILLICOM INTERNATIONAL CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
_____________________________________
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F [X	]	FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [ ]	NO [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A. INDEX TO EXHIBITS
Item
1.	Press release dated November 13, 2003.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)
Dated: November 18, 2003	By:	/s/ John Ratcliffe
Name: John Ratcliffe Title: Chief Financial Controller

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
November 13, 2003

MILLICOM ANNOUNCES AMENDMENT TO CONSENT SOLICITATION
FOR ITS 2% SENIOR CONVERTIBLE PAYABLE-IN-KIND NOTES DUE 2006

New York, London and Luxembourg – November 13, 2003 – On November 7, 2003, Millicom International Cellular S.A. (“Millicom”) (Nasdaq: MICC) commenced a consent solicitation (the “Consent Solicitation”) in respect of its 2% Senior Convertible Payable-In-Kind Notes due 2006 (the “Notes). Pursuant to the Consent Solicitation, Millicom is seeking the consent of the holders of the Notes to (i) the waiver of certain possible past defaults under the indenture governing the Notes (the “Indenture”) and (ii) the waiver of compliance with the limitation on restricted payments covenant in the Indenture in connection with Millicom’s proposed redemption or repurchase of its 13.5% Senior Subordinated Notes due 2006, which are subordinated to the Notes, with the proceeds of a proposed financing by Millicom (collectively, the “Proposed Waivers”).

Millicom announces that it has amended the terms and conditions of the Consent Solicitation as follows. Subject to (i) receipt of the consent of the holders of at least a majority of the principal amount of the Notes outstanding (the “Requisite Consents”) and (ii) effectiveness of the Proposed Waivers, Millicom will agree pursuant to a supplemental indenture that, if on or prior to 60 days following the effectiveness of the Proposed Waivers it has not filed a shelf registration statement with the U.S. Securities and Exchange Commission covering resales by holders of the Notes and the common stock issued upon conversion of the Notes, then additional interest (the “Additional Interest”) will accrue on the Notes at the rate of 0.25% per annum until such Registration Statement is filed. The Additional Interest shall accrue in addition to the stated interest on the Notes and special interest, if any, to which the holders of the Notes are entitled pursuant to the terms of the Notes and the Indenture dated May 8, 2003 with respect to the Notes.

The Consent Solicitation is conditioned upon, among other things, the receipt of the Requisite Consents. If the proposed financing by Millicom is completed and the Requisite Consents are not received, then Millicom intends to redeem any outstanding Notes in accordance with their terms. Millicom will not pay any fee to holders of Notes who consent to the Proposed Waivers.

The Consent Solicitation will expire at 5:00 p.m., New York City time, on November 18, 2003, unless terminated or extended by Millicom. Consents, once received, may not be revoked.

Morgan Stanley & Co. Incorporated is acting as the solicitation agent for the Consent Solicitation. The trustee under the Notes is The Bank of New York. The Consent Solicitation is being made pursuant to a Consent Solicitation Statement dated November 7, 2003, and a related Letter of Consent, as amended by the Amendment to the Consent Solicitation Statement dated November 13, 2003. The Amendment to the Consent Solicitation Statement and the Consent Solicitation Statement more fully set forth the terms and conditions of the Consent Solicitation.

Questions regarding the Consent Solicitation may be directed to Morgan Stanley & Co. Incorporated at (800) 624-1808. Requests for copies of the Amendment to the Consent Solicitation Statement, the Consent Solicitation Statement and related documents may be directed to D. F. King & Co., Inc. at (212) 269-5550.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of consents with respect to the Notes. The Consent Solicitation is made solely by means of the Consent Solicitation Statement and any amendments thereto.

Stabilisation: FSA/IPMA

Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”). Securities may not be offered or sold in the United States or to, or for the account or benefit of U.S. persons (as such term is defined in Regulation S under the Securities Act) except pursuant to a registration statement under, or an applicable exemption from the registration requirements of, the Securities Act.

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockholder, bank manager, solicitor, accountant or other independent financial adviser authorized under the Financial Services and Markets Act 2000 (if you are in the United Kingdom), or from another appropriately authorized independent financial adviser.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Additionally, this press release shall not constitute a solicitation of consents or proxies in any jurisdiction in which it is unlawful to make such solicitation or grant such consents or proxies.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom any of its members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 382 million people. In addition, MIC provides high-speed wireless data services in five countries

CONTACTS:

Marc Beuls	Telephone: +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at: www.millicom.com